Exhibit 10.6(b)

Second Amendment to
Employee Benefits Separation Agreement

This **Second Amendment to Employee Benefits Separation Agreement** (this "*Amendment*"), dated as of December 9, 2003, is by and among Continental Airlines, Inc., a Delaware corporation ("*Continental*"), ExpressJet Holdings, Inc., a Delaware corporation ("*ExpressJet Holdings*"), XJT Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of ExpressJet Holdings ("*XJT Holdings*"), and ExpressJet Airlines, Inc., a Delaware corporation and a wholly owned subsidiary of XJT Holdings ("*ExpressJet Airlines*").

WHEREAS, Continental, ExpressJet Holdings, XJT Holdings and ExpressJet Airlines, are parties to that certain Employee Benefits Separation Agreement dated as of April 17, 2002 (as amended to date, the "*Separation Agreement*") and desire to amend the Separation Agreement as more fully set forth herein;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

A new section, "7.5 Employee Senior Director UATP Benefits," shall be added to the Separation Agreement and shall read:

"7.5 Employee Senior Director UATP Benefits. During the period beginning on January 1, 2004 and ending on and including the Exclusivity Ending Date, Continental shall use reasonable best efforts to provide to Holdings, upon its request, additional UATP cards with an aggregate annual travel limit of $12,500 for use by employees of Holdings or a Holdings Affiliate on flights operated by Continental or a Continental Affiliate without cost (other than applicable taxes) to such employees or Holdings or the applicable Holdings Affiliate; provided, however, that any such employees shall hold a position no lower than Senior Director (or an equivalent position) and such employees' rights to use such UATP benefits shall terminate on the date their employment with Holdings and all Holdings Affiliates terminates for any reason whatsoever; and provided further that no such employee shall receive an annual travel limit higher than $2,500 nor shall any employee receive both Employee Senior Director Passes and Employee Senior Director UATP Benefits in the same calendar year."

Except as specifically amended hereby, the Separation Agreement shall remain in full force and effect and is ratified in all respects by the parties hereto.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the date first above written.

CONTINENTAL AIRLINES, INC.

By:/s/ Jeffery A. Smisek
  Jeffery A. Smisek
  Executive Vice President

EXPRESSJET HOLDINGS, INC.

By:/s/ James B. Ream
  James B. Ream
  President and Chief Executive Officer

XJT HOLDINGS, INC.

By:/s/ James B. Ream
  James B. Ream
  President and Chief Executive Officer

EXPRESSJET AIRLINES, INC.

By:/s/ James B. Ream
  James B. Ream
  President and Chief Executive Officer